NEWMARKET GOLD INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
NEWMARKET GOLD INC.

NOTICE IS HEREBY GIVEN that a special meeting (the “Newmarket Meeting”) of holders of common shares (“Newmarket Shareholders”) of Newmarket Gold Inc. (“Newmarket”) will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 on November 25, 2016 at 10:00 a.m. (Toronto time) for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the ” Share Issuance Resolution”), the full text of which is set forth in Appendix C to the accompanying joint management information circular of Newmarket and Kirkland Lake Gold Inc. (“Kirkland”) dated October 28, 2016 (the “ Circular”), approving the issuance by Newmarket of such number of common shares of Newmarket (“Newmarket Shares”) as may be required to be issued pursuant to or in connection with the plan of arrangement involving Kirkland under Section 192 of the Canada Business Corporations Act (the “Arrangement”) in accordance with the terms of the arrangement agreement dated September 29, 2016 between Newmarket and Kirkland;

2.

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the ” Name Change Resolution”), the full text of which is set forth in Appendix C to the accompanying Circular, approving, conditional upon the closing of the Arrangement, the amendment to the articles of Newmarket to change the name of Newmarket to “Kirkland Lake Gold Ltd.”, subject to regulatory approval;

3.

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the ” Consolidation Resolution” and together with the Name Change Resolution, the “Articles of Amendment Resolutions”), the full text of which is set forth in Appendix C to the accompanying Circular, approving, conditional upon the closing of the Arrangement, the amendment to the articles of Newmarket to provide that (i) the authorized capital of Newmarket be altered by consolidating all of the Newmarket Shares on the basis of 0.475 of a new Newmarket Share for every one existing Newmarket Share; and (ii) any fractional Newmarket Shares arising from the consolidation of the Newmarket Shares will be deemed to have been tendered by its registered owner to Newmarket for cancellation for no consideration;

4.

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the ” Newmarket Board Resolution”), the full text of which is set forth in Appendix C to the accompanying Circular, conditional upon the closing of the Arrangement, setting the board of directors of Newmarket at nine directors;

5.

to consider and, if thought advisable, to elect, conditional upon the closing of the Arrangement, Anthony Makuch, Maryse Bélanger, Jon Gill, Arnold Klassen, Pamela Klessig, Barry Olson, Jeffrey Parr, Eric Sprott and Raymond Threlkeld (collectively, the “Board Nominees”) as directors of Newmarket;

6.

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Board Delegation Resolution”), the full text of which is set forth in Appendix C to the accompanying Circular, conditional upon the closing of the Arrangement, authorizing the board of directors of Newmarket to determine the size of the Newmarket Board from time to time, as more particularly described under the heading “General Information Concerning the Newmarket Meeting and Voting – Particulars of Matters to be Acted Upon at the Newmarket Meeting – The Board Delegation Resolution” in the Circular; and

7.	to transact such further and other business as may properly be brought before the Newmarket Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Newmarket Meeting are set forth in the Circular which accompanies this Notice of Special Meeting of Newmarket Shareholders.

The board of directors of Newmarket (the “Newmarket Board”) unanimously recommends that Newmarket Shareholders vote IN FAVOUR of the Share Issuance Resolution, the Articles of Amendment Resolutions, the Newmarket Board Resolution, the election of the Board Nominees (collectively, the “Newmarket Resolutions”) and the Board Delegation Resolution. It is a condition to the completion of the Arrangement that the Newmarket Resolutions be approved at the Newmarket Meeting.

The record date for determining the Newmarket Shareholders entitled to receive notice of and vote at the Newmarket Meeting is the close of business on October 25, 2016 (the “Record Date”). Only Newmarket Shareholders whose names have been entered in the register of Newmarket Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Newmarket Meeting.

Your vote is important regardless of the number of Newmarket Shares you own. Newmarket Shareholders are invited to attend the Newmarket Meeting. Registered Newmarket Shareholders who are unable to attend the Newmarket Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote over the internet, in each case in accordance with the enclosed instructions. To be used at the Newmarket Meeting, the completed proxy form must be deposited at the office of TSX Trust Company (“TSX Trust”), 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, Attention: Proxy Department by mail or fax at (416) 595-9593 or the proxy vote is otherwise registered in accordance with the instructions thereon. Non-registered Newmarket Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by TSX Trust not later than 10:00 a.m. (Toronto time) on November 23, 2016, or in the case of any postponement or adjournment of the Newmarket Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chair of the Newmarket Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Newmarket Meeting at his or her discretion, without notice.

If you have any questions or require assistance, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-7184 toll-free (1-416-304-0211 for collect calls) or by e-mail at assistance@laurelhill.com, or your professional advisor.

DATED this 28th day of October, 2016.

BY ORDER OF THE BOARD OF
DIRECTORS OF NEWMARKET GOLD INC.

“Douglas Forster”
Douglas Forster
Director, President and Chief Executive Officer